Native American Energy Group, Inc.
108-18 Queens Blvd., Suite 901
Forest Hills, NY 11375

December 23, 2010

Mr. Sirimal R. Mukerjee
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Native American Energy Group, Inc. Amendment No. 1 to Registration Statement on Form 10 Filed November 16, 2010 File No. 0-54088

Dear Mr. Mukerjee:

By letter dated December 14, 2010, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Native American Energy Group, Inc. (“Native American Energy,” the “Company,” “we,” “us,” “our” or “NAEG”) with its further comments on the Company’s Amendment No. 1 to its Registration Statement on Form 10 (the “Registration Statement”) filed on November 16, 2010. We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.	Please appropriately mark your amendment to your Form 10 with the letter “A” to designate the document as an amendment. See Exchange Act Rule 12b-15.

RESPONSE: We have revised the cover page of Amendment No. 2 to our Form 10 Registration Statement (the “Amendment”) to comply with Rule 12b-15 of the Exchange Act.

2.
As your registration statement became effective on October 19, 2010, you are now subject to the reporting requirements of the Securities Exchange Act of 1934 and were required to file your Form 10-Q for the interim period ended September 30, 2010 by December 3, 2010.  Please file this report without further delay.

RESPONSE:  Ware currently in the process of filing the Form 10-Q as we were under the impression that the next filing that was due was the Form 10-K. We are currently in the process of finalizing our quarterly financial statements for submission to our auditors for review.  We will file the Form 10-Q for the interim period ended September 30, 2010 immediately upon completion of the auditor’s review.

3.
We note your revised disclosure that you completed a reverse merger transaction in part to “obtain a clear trading market.”  However, this does not appear to be consistent with your disclosure at page 48 that there is no established public trading market for your common stock.  Please revise.

RESPONSE:  We have revised the Registration Statement on page 48 by deleting the reference to our common stock not having an established public trading market.

4.
We note your response to comment 12 in our letter dated September 17, 2010.  Please provide more information in your filing regarding the background of the corporate “hijacking” involving your company.  For example, and without limitation, please clarify when the corporate “hijacking” with respect to your company was alleged to have taken place, and what such “hijacking” entailed.  If you determined that at the time of your name change, an inactive company had been previously assigned a CUSIP number and a ticker symbol that you used, please disclose whether you knew such information at the time of your name change, or whether you confirmed that the inactive company was a defunct company by conducting any research or by attempting to contact the company.  Please disclose whether or not you were required by Delaware law or otherwise to seek consent to use the name of any such inactive company and, if required, whether you obtained that consent and from whom.

RESPONSE:  We have revised the section entitled “History” on page 1 of the Registration Statement to provide a detailed history with respect to the “corporate hijacking,” our past history and the corrective action taken by management of our Company.

5.	With respect to your disclosure at pages 1 and 48 regarding the actions of your attorney in respect of the corporate “hijackings,” please disclose whether you authorized your attorney’s actions.

RESPONSE:  We have revised the Registration Statement on pages 1 and 48 to clarify that management of the Company was unaware of the attorney’s fraudulent actions and that any such actions related to the corporate “hijacking” were unauthorized by management of the Company.

6.
We also note your disclosure that “the Company’s common stock had been quoted on the ‘Pink sheets’ with a clear bid and offer spread prior to suspension.”  Please clarify whether your common stock, or the common stock of an inactive company, was quoted on the Pink Sheets.

RESPONSE:  We have revised the Registration Statement on page 1 to clarify that our new validly issued shares were quoted and traded on the Pink Sheets under the symbol NVMG, and that the shares of Halstead had been commingled with our trading shares.

2010 Amendment to Windaus Agreement, page 7

7.	Please disclose all material terms of your agreement with Windaus, as amended.

RESPONSE:  We have revised the Registration Statement to include all material terms of our agreement with Windaus Energy Inc., as amended.

Pilot Project – Rooftop Installation Underway in Brooklyn, New York, page 10

8.
We note your response to comment 37 in our letter dated September 17, 2010 that if you do not receive your secondary financing or have your manufacturing facility operational by the time the rooftop is constructed, you will obtain the turbines directly from Windaus pursuant to your agreement.  Please revise your disclosure to include this discussion.

RESPONSE:  We have revised our disclosure in the section entitled “Pilot Project – Rooftop Installation in Brooklyn, New York” in the Registration Statement to include the discussion in our response to comment 37 in our previous filing.

Risk Factors, page 11

Our auditors have expressed substantial doubt…, page 11

9.
Please revise this risk factor to disclose your accumulated deficit as of June 30, 2010 was $17,070,992.  This comment is also applicable to the disclosure of your accumulated deficit balance under the heading, “Liquidity and Capital resources” within MD&A.

RESPONSE:  We have revised the risk factor and the “Liquidity and Capital Resources” section of the MD&A to disclose that our accumulated deficit as of June 30, 2010 was $17,070,992.

There is a significant risk of our common shareholders being diluted…, page 32

10.
We note your response to comment 42 from our letter dated September 17, 2010.  Please revise your filing to disclose what consideration, if any, the holders of your outstanding shares of preferred stock would need to convey in connection with any conversion of such shares.

RESPONSE:  We have revised the risk factor entitled “THERE IS A SIGNIFICANT RISK OF OUR COMMON SHAREHOLDERS BEING DILUTED AS A RESULT OF OUR OUTSTANDING CONVERTIBLE PREFERRED SHARES” to disclose that no consideration is required for holders of our preferred stock to convert their shares into common stock.

Voting control of the company is held by two individuals, page 32

11.	Please provide the basis for your disclosure that the preferred shareholders “each have 250,000,000 million shares.”

RESPONSE:  We have revised this risk factor on page 32 by clarifying that since the Series A Preferred shares have super-voting rights on the basis of 1000 for 1, each of the two preferred shareholders have voting power for 250,000,000 shares in addition to their common stock holdings.

Financial Information, page 33

       Results of Operations – Administrative, page 34

12.
We note your disclosure at page 35 that you entered into “various debt conversion agreements and pay-off letters.”  Please expand your disclosure to describe each of these agreements in necessary detail, including, without limitation, which of your debt such agreements affected.  Please also provide the basis for not filing these agreements as exhibits to your registration statement.  In this regard, we note your disclosure at page 51.

RESPONSE:  We have revised the disclosure on page 35 to include which debt accounts such agreements affected as well as provide information regarding the nature of such debts. The debt conversion agreements are issued in the ordinary course of business, and hence we did not consider them material. Therefore, they have not been filed as exhibits to our Registration Statement.

13.
With a view toward disclosure, please tell us the status of your arrangement with Magna Pinpoint LLC in connection with the “term sheet commitment” that you reference at page 35.  In addition, please tell us why you have not filed such term sheet as an exhibit to your filing.

RESPONSE:  There is currently no arrangement or relationship with Magna Pinpoint LLC. We received a term sheet commitment from Magna Pinpoint LLC in July 2008 and remitted a refundable transaction fee in the amount of $121,000 as per the term sheet.  We later found out that they were underfunded and not in a position to fund the Company.  As a result, funding discussions were terminated and the transaction fee in the amount of $121,000 was returned to us in September 2009.  Accordingly, we have revised this disclosure on page 35 of the Registration Statement to provide this updated disclosure.

Montana Oil Development – Beery #2, page 37

14.
We note your response to comment 46 in our letter dated September 17, 2010.  We further note that it appears from information available on the State of Montana’s website, that apart from production in October 2010, there has not been any production in the Beery #2 well since 1995.  Please revise your disclosure to clarify, if true, that the well may not produce economic quantities of oil.

RESPONSE:   The Company sold approximately 54 barrels of oil to its crude oil purchaser Shell Trading in October 2010 as a result of flow testing of the well.  In the industry, any production sold off a lease and purchased by a crude oil purchaser is considered “economic quantities.”  The reason the well was in non-production since 1995 was because there were no storage tanks on the property. Since oil was not able to be stored, the well was not used for production. We have installed a small test tank to flow test the well. We have flow tested the Beery 2 well from 2005 through 2010 at periodic times and the oil production capabilities of the well are considered economic and commercial. Accordingly, we have revised this section on page 37 to disclose that approximately 54 barrels was sold off the lease during flow testing of the Beery 2 well.

Material Commitments, page 40

15.
We note your response to comment 47 in our letter dated September 17, 2010 relating to the payment schedule in respect of your cash commitment to Windaus Energy.  However, we were not able to find such information in the agreements that you filed as Exhibits 10.3, 10.4 and 10.5.  Please advise.

RESPONSE:  The cash commitment was part of the amendment to the license agreement which is paragraph section #3 in exhibit 10.4.  The payment schedule for the cash commitment (which is described in Section 3 of the First Amendment to the Technology License and Distribution Agreement with Windhaus) is a variable schedule of payments and is not detailed in the agreement as it will be detailed in one or more definitive agreements that will be executed by the Company and Windaus Energy, Inc.  Article 2 (Definitive Agreements)  of the “Memorandum of Understanding” that is attached to the Registration Statement as Exhibit 5 provides that one or more definitive agreements will reflect the provisions contained in the First Amendment and include further terms and provisions.

Directors and Executive Officers, page 42

16.
We note your response to comment 51 in our letter dated September 17, 2010.  For each of your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director in light of your business and structure.

RESPONSE: We have revised this section of the Registration Statement to provide information regarding specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of the Company in light of our business and structure. The revisions can be found on pages 42 and 43 in each director’s respective biographical information.

Involvement in Certain Legal Proceedings, page 43

17.
We note your response to comment 54 in our letter dated September 17, 2010.   However, your revised disclosure does not appear to be consistent with the information set forth in the public filings related to SEC Administrative Proceeding File No. 3-11640.  For example, and without limitation, please revise your disclosure to explain why Mr. Nanvaan, in his capacity as an employee of the brokerage firm, was permanently enjoined from future violations of Sections 5(a), 5(c), and 17(a) of the Securities Act and Section 10(b) of the Exchange Act, and ordered to disgorge $10,000, pay $4,273.26 in pre-judgment interest, and pay a civil penalty in the amount of $10,000.  See the orders available at the following links:  http://www.sec.gov/litigation/admin/34-50348-o.pdf and http://www.sec.gov/litigation/admin/34-51886.pdf.  Please ensure that your revised disclosure includes all material information related to the SEC actions against Mr. Nanvaan.

RESPONSE: We have revised page 44 of the Registration Statement to explain why Mr. Nanvaan, in his capacity as an employee of the brokerage firm, was permanently enjoined from future violations of Sections 5(a), 5(c), and 17(a) of the Securities Act and Section 10(b) of the Exchange Act, and ordered to disgorge $10,000, pay $4,273.26 in pre-judgment interest, and pay a civil penalty in the amount of $10,000.

Executive Compensation, page 44

Summary Compensation Table, page 44

18.
We note your disclosure regarding grants of common stock and preferred stock to your executive officers.  Please tell us how you determined the aggregate grant date fair value of such stock, and how such values are reflected in your summary compensation table.

RESPONSE:  The shares were granted as per the Plan of Merger and Merger Agreement executed with Flight Management International Inc. on October 23, 2009. On such day, the price per share of the common stock of Flight Management was $.08.  At the time of such execution, a 1 for 10 reverse split was pending approval by FINRA, which was granted and became effective on November 5, 2009. The agreement was executed pre-reverse split; however, the amount of shares to be issued were intended for issuance on a post split basis.  The aggregate grant date fair value of such stock was then determined by multiplying the $.08 per share by 10, which equaled $.80 cents. During this entire time, there was no trading activity in the security and the $.08 cents per share price stayed consistent. As such, the grant date fair value of such stock was $.80 per share.  This price was also disclosed in footnotes 2 and 4 to the Executive Compensation Table on page 45.

19.	Please revise your filing to clarify how the values reflected in the All Other Compensation column are related to the disclosure provided in footnotes 1 and 3.

RESPONSE:  We have revised the Registration Statement to clarify how the values reflected in the ‘All Other Compensation’ column are related to the disclosures provided in footnotes 1 and 3.

Certain Relationships and Related Transactions, and Director Independence, page 46

20.
We note your disclosure regarding the transfer of the fractional ownership interest by NAEG Founders Holding Corporation.  Please expand your disclosure to describe the arrangement by which the proceeds from the transfer and sale were conferred to you.  In addition, please expand your disclosure to describe how the transfer and sale were effected, and whether they were done in connection with the transactions at issue in the legal proceedings and related complaint that you have described under “Legal Proceedings.”

RESPONSE:  We have expanded our disclosure to explain that one of the reasons that the proceeds were transferred to us was to facilitate our ability to produce and sell oil so that, among other things, NAEG Founders Holding Corporation could automatically and unconditionally receive from our production and sale 5% of the proceeds of such sale (to which it is entitled in every sale of oil that we produce), which it receives directly from the purchaser (such as Shell) rather than through us.

We have also revised our disclosure to show the connection between the actions taken and the lawsuit described under “Legal Proceedings” and describe how the transfer and sale was effectuated.

21.
We note your response to comment 62 from our letter dated September 17, 2010, and reissue such comment.  Please provide further clarification regarding your affiliation with NAEG Founders Holding Corporation.  In that regard, we note that in a letter by Joseph D’Arrigo to Joseph Carrizo dated December 19, 2005 that was an attachment to the complaint that you provided in response to prior comment 61, Mr. D’Arrigo indicated that NAEG Founders Holding Company was created so that Mr. Carrizo could “get compensated from product without having to wait” for Native American Energy Group to declare a dividend.

RESPONSE:  We have clarified our relationship in our disclosure, including, without limitation, stating that Messrs. D’Arrigo and Nanvaan initially formed NAEG Founders Holding Corporation to hold an aggregate of 5% of their 3% Overriding Royalty interest each.  Regarding the letter to Joseph Carrizzo, we were simply reiterating in the letter the industry practice whereby a holder of any Overriding Royalty Interest gets paid a royalty immediately from production by the purchaser.  Because the Company was and is a development stage company, tribal labor and land leasing agents on Indian reservations (referred in the industry as landmen), and purchasers of royalty interests did not want to provide services if they would have to wait until the Company became profitable enough to be able to issue a dividend on such shares. Instead, the landmen and the purchasers of royalty interests wanted to receive an immediate payout, which is the definition of an Overriding Royalty Interest. This allows the payout to be paid by the crude oil purchaser directly to such landmen and purchasers before Native American Energy Group receives its working interest payout.  As more fully described in “Certain Relationships and Related Transactions,” NAEG Founders Holding Corporation is also the beneficiary of these direct payouts.

Legal Proceedings, page 47

22.
Please provide an expanded description of the factual basis alleged to underlie the proceeding that you describe in this section.  For example, please provide a brief description of the facts alleged to underlie the breach of fiduciary duty and common law fraud claims.  In addition, please clarify whether the plaintiffs include certain of the “third parties” referenced at page 46 to which NAEG Founders transferred fractional ownership of its royalty interest.

RESPONSE:  We have expanded the factual description underlying the complaint and stated that the plaintiffs do include certain of the third parties referenced at page 46 to which NAEG Founders transferred fractional ownership of its royalty interests.

In addition, we are providing the Staff a copy of the settlement agreement that we entered into with the Plaintiffs that is referenced at the end of our disclosure in Item 7 (Legal Proceedings).  Because the provisions of the settlement agreement obligate us to keep the terms of the settlement confidential, except in the case that a regulatory agency requires disclosure, we only provide a copy to the Staff at this time and will not file the settlement agreement as an exhibit unless otherwise instructed by the Staff.

Unaudited Financial Statements for the Interim Period Ended June 30, 2010

Consolidated Statements of Cash flows, page F-7

23.
We note in response to comment 70 from our letter dated September 17, 2010 you revised your consolidated statements of cash flows for the years ended December 31, 2009 and 2008 and the cumulative financial information through December 31, 2009 to present receipts and payments for capital leases, notes and loans on a gross basis.  Please also revise your consolidated statements of cash flows for your interim periods presented to comply with the guidance in FASB ASC 230-10-45-7 through 9.

RESPONSE:   Please note that our interim financial statements are in a condensed format and as such may not include all disclosures that may be required in an annual report.  It is our understanding that our interim Statement of Cash Flows may be presented in a condensed format.  Please see revisions to our financial headers and Note 1 of the Unaudited Condensed Financial Statements for the Interim Period Ended June 30, 2010.

Intangible assets, page F-11

24.
We note you are amortizing the sublicensing and distribution agreement intangible asset on a straight line basis over a period of 27 years.  Please disclose the aggregate amortization expense you estimate you will record for each of the five succeeding fiscal years to comply with the disclosure requirements detailed in FASB ASC 350-30-50-2.

RESPONSE:  We have revised the section titled ‘Intangible Assets’ under Note 1 to disclose the aggregate amortization expense we estimate we will record for each of the five succeeding years to comply with the disclosure requirements detailed in FASB ASC 350-30-50-2. The revisions can be found on page F-12.

Note 11 – Commitments and Obligations, page F-19

25.
We note you disclose on page 40 that you have a “cash commitment in the amount of $500,000 to Windaus Energy, Inc…,” Please clarify if this commitment is in addition to the promissory note you issued when you acquired the sublicensing and distribution rights in March 2010 and provide the disclosures related to this commitment to comply with FASB ASC 450-20-50.

We also note you disclose on page F-17 that you have an obligation in the amount of $471,500 as at June 30, 2010.  Please clarify whether this note relates to the promissory note you issued when you acquired the sublicensing and distribution rights.

RESPONSE:  We have revised Note 11 titled Commitments and Obligations to clarify that the material commitment disclosed on page 40 is the same commitment further described in Note 11-Commitments and Obligations on F-19 related to the sublicensing and distribution rights acquired in March 2012.  In addition, we have also revised this disclosure to provide the disclosures related to this commitment to comply with FASB ASC 450-20-50.

Further, we have also clarified in this section that the obligation for $471,500 disclosed under ‘Note 8 – Notes Payable’ on F-17 relates to the promissory note issued as part of the acquisition of our sublicensing and distribution rights.

Note 14 – Restatement, page F-22

26.
We note you have adjusted your financial statements in this amendment to record an impairment charge and amortization expense in the amounts of $80,875 and $23,148, respectively for the six month period ended June 30, 2010.  Please disclose the effects of these restatements to comply with FASB ASC 250-10-50-11.

RESPONSE:  We have revised Note 14 titled ‘Restatement’ to disclose the effects of these restatements to comply with FASB ASC 250-10-50-11.

The Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Joseph G. D’Arrigo
Joseph D’Arrigo
Chief Executive Officer